Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended June 30,	Years Ended March 31,
	2007	2007	2006	2005	2004
Earnings from continuing operations before income tax provision	$305,570	$1,043,854	$715,462	$470,758	$301,563
Fixed Charges:
Interest Expense	17,144	71,474	52,648	44,765	44,734
Portion of rental expenses representative of interest factor*	8,096	32,383	15,969	9,237	7,736
Earnings available for fixed charges	$330,810	$1,147,711	$784,079	$524,760	$354,033
Fixed Charges:
Interest Expense	$ 17,144	$ 71,474	$ 52,648	$ 44,765	$ 44,734
Portion of rental expense representative of interest factor*	8,096	32,383	15,969	9,237	7,736
Total Fixed Charges	$ 25,240	$ 103,857	$ 68,617	$ 54,002	$ 52,470
Consolidated ratio of earnings to fixed charges	13.1	11.1	11.4	9.7	6.7

*  The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.